SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SUMMARY

INTRODUTION...

I ANALYSIS OF THE CONSOLIDATED RESULT.....................................5

II ANALYSIS OF THE PARENT COMPANY'S RESULT..............................30

III GENERAL INFORMATION...33

Annex: 1. CONTROLLED FINANCIAL INFORMATIONS – EXCEL
2. CONTROLLED FINANCIAL ANALYSIS
3. OPERATION INFORMATION – AVAILABLE IN THE IR'S WEBSITE

The Investors Report - Appendices I, II and III can be found at excel on our website: **www.eletrobras.com.br/ri**

Conference Call in Portuguese
May 29, 2020
15:30 (GMT)
14:30 (Nova York)
19:30 (Londres)
Telefone: (11) 3137-8037

Conference Call in English
May 29, 2020
3:30 PM (GMT)
2:30 PM (New York time)
7:30 PM (London time)
Phones: (11) 3137-8037
(+1) 786 837 9597 (USA)
(+44) 20 3318 3776 (London)

Contact RI:
ombudsman-ri@eletrobras.com | **www.eletrobras.com.br/ri** | +55 (21) 2514-6333

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

Preparation of the Report to Investors:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso

MARKETLETTER 1Q2020 | 2

INTRODUCTION

Rio de Janeiro, May 28, 2020

Eletrobras (Centrais Elétricas Brasileiras S.A.)

[B3: ELET3 and ELET6 – NYSE: EBR and EBR-B – LATIBEX: XELTO and XELTB]

Eletrobras, the largest company in the electric energy sector in Latin America, active in the generation, transmission and commercialization segment, parent of 6 operational subsidiaries, a holding company - Eletropar - a research center - Cepel and with a 50% stake in the Itaipu Binacional's Capital Stock and direct and indirect participation in 133 Special Purpose Companies, on this date, announces its results for the period.

1st QUARTER OF 2020

Eletrobras presented, in the first quarter of 2020 (1Q20), a net profit of R$ 307 million, lower than the R$ 1,347 million obtained in the same period of 2019, mainly impacted by 2 (two) negative economic effects, but without financial effect, which was the negative exchange variation of R$ 665 million as a result of the currency devaluation during the Covid 19 pandemic and the remeasurement of the fair value of RBSE revenue, with a reduction of R$ 411 million in this line. In the first quarter of 2019 (1Q19), the profit consisted of the Net Income from continuing operations of R$ 1,570 million and the Net Loss of R$ 223 million referring to discontinued operations (distribution). Recurring profit in 1Q20 was R$ 981 million, also influenced by the negative economic effects mentioned above, against the result of R$ 1,640 million in 2019. Excluding these two effects, recurring profit would be R$ 282 million higher than in 1Q19.

Net Operating Revenue went from R$ 6,466 million in 1Q19 to R$ 6,956 million in 1Q20, an increase of 8%. Ebtida IFRS, in the amount of R$ 2,951 million in 1Q19, dropped to R$ 2,803 million in 1Q20. Recurring Net Operating Revenue grew 9%, from R $ 6,370 million in 1Q19 to R$ 6,947 million in 1Q20. Recurrent Ebtida grew 4%: R$ 3,088 million in 1Q19 to R$ 3,205 million in 1Q20.

MARKETLETTER 1Q2020	3
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

TABLE 01: MAIN INDICATORS (R$ Million)

	1Q20	1Q19%
Energy Sold - Generation GWh (1)	37	35	6%
Gross Revenue	8,464	7,931	6.8%
Recurring Gross Revenue (2)	8,473	7,835	8.0%
Net operating revenue	6,956	6,466	7.6%
Recurring Net Operating Revenue (2)	6,947	6,370	9.1%
EBITDA	2,803	2,951	-5.0%
Recurring EBITDA (3)	3,227	3,088	3.8%
Ebitda Margin	40%	46%	-5.3
Recurring Ebitda Margin	46%	48%	-2.3
Gross debt without third party RGR	49,481	42,281	17.0%
Recurring Net Debt	21,047	19,975	5.4%
Recurring Net Debt / Recurring LTM EBITDA	1.6	2.1	-0.5
Net Income from Continuing Operations	307	1,570	-80.5%
Net Profit	307	1,347	-77%
Investments	329	501	-28%
Employees	12,650	14,232	-11%

(1) Does not consider the energy allocated for quotas, from the plants renewed by Law 12,783 / 2013 (2) Revenue from Procel Retroativa, GAG Retroativa and Revenue from Generation Construction; (3) Excludes item (2), costs of the Extraordinary Retirement Plan (PAE) and the Consensual Dismissal Plan (PDC), expenses with independent investigation, Extraordinary Consultancy at the Holding, expenses related to the Inepar / Furnas agreement, retroactive payment to Enel by TUSD Eletronuclear, Inepar + Camargo Correa + CIEN judicial agreements; FGTS and INSS at Eletronorte - April launch; provisions for contingency, onerous contracts, Impairment, provision for losses on investments, provision for losses on investments classified as held for sale, provisions for adjustment to market value, provision for water resources inspection fee (TFRH), provision for ANEEL CCC ; Allowance for loan losses from third parties to RGR (transfer CCEE) and Allowance for loss of prospective credit (CPC 48), Expiry of Concession and Indemnification for Third Parties in Furnas; (4) Excludes item (3) and monetary restatement for the compulsory loan contingency; financial income from Eletropaulo lawsuit and activation of non-recurring tax credit.

MARKETLETTER 1Q2020	4
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

I |  ANALYSIS OF THE CONSOLIDATED RESULT (R$ MILLION)

TABLE 02: CONSOLIDATED RESULTS

Financial Statements	1Q20	1Q19
Generation Revenue	5,949	5,622
Transmission Revenue	2,395	2,075
Others Revenue	129	234
Gross Revenue	8,473	7,931
Deductions from Revenue	-1,517	-1,465
Net Operating Revenue	6,956	6,466
Operational costs	-1,751	-1,289
Personnel, Material, Services and Others	-2,144	-2,046
Depreciation and amortization	-469	-428
Operating Provisions	-447	-523
	2,144	2,179
Shareholding	164	160
Others Revenues and Expenses	25	183
	2,333	2,523
Financial Result	-1,509	-336
Income before tax	824	2,187
Income tax and social contribution	-517	-617
Net Income for the year	307	1,570
Profit (Loss) Net of Taxes from Discontinued Operation	0	-223
NET INCOME FOR THE PERIOD	307	1,347

MARKETLETTER 1Q2020	5
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

TABLE 03: RECURRING CONSOLIDATED RESULT

Recurrent Financial Statement *	1Q20	1Q19
Generation Revenue Recurrent	5,941	5,618
Transmission Revenue Recurrent	2,395	2,075
Others Revenue Recurrent	129	142
Gross Revenue Recurrent	8,464	7,835
Deductions from Revenue Recurrent	-1,517	-1,465
Net Operating Revenue Recurrent	6,947	6,370
Operational costs Recurrent	-1,743	-1,286
Personnel, Material, Services and Others Recurrent	-1,968	-1,863
Depreciation and amortization Recurrent	-469	-428
Operating Provisions Recurrent	-196	-294
	2,571	2,500
Shareholdings Recurrent	164	160
	2,735	2,660
Financial Result Recurrent	-1,237	-403
Income before tax Recurrent	1,498	2,257
Income tax and social contribution Recurrent	-517	-617
Net Income for the year Recurrent	981	1,640

* Non-recurring adjustments mentioned in the Highlights.

MARKETLETTER 1Q2020	6
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

I.1 MAIN VARIATIONS OF FINANCIAL STATEMENTS

HIGHLIGHTS IN ANALYSIS OF VARIATION 1Q19X1Q20

OPERATING INCOME

TABLE 04: GENERATION REVENUE

Operating Revenue - Generation	1Q20	1Q19%
Generation Revenue
Energy supply to distribution companies	4,005	3,798	5%
Supply	673	561	20%
CCEE	350	365	-4%
Operation and Maintenance Revenue	930	841	11%
Construction Revenue	8	4	132%
Itaipu Transfer	-17	54	-132%
Generation Revenue	5,949	5,622	6%
Non-recurring events
(-)Construction Generation / GAG Retroactive 1Q19	-8	-4	132%
Recurring Generation Revenue	5,941	5,618	6%

1Q19X1Q20 Variation Analysis

Energy supply to distribution companies

•        At the subsidiary Eletronorte (+ R$ 311 million) (i) a 398% increase in sales to traders (1Q19: 329 MWmed x 1Q20: 1,639 MWmed); (ii) 9% increase in the prices of contracts entered into with suppliers (1Q19: R$ 176.20 / MWh x 1Q20: R$ 191.19 / MWh); on the other hand, (iii) there was a 79.59% decrease in ACR revenue due to the termination of two products, 13th Auction - 2014/2019 and 17th Auction - 2018/2019, reducing 72.35% in the amount of energy sold ( 1Q19: 485 MWmed x 1Q20: 134 MWmed); and (iv) a 26.18% reduction in the average price in the ACR (1Q19: R$ 237.08 / MWh x 1Q20: R$ 175 / MWh);

•        At the subsidiary Eletronuclear (+ R$ 66 million), mainly due to (i) the 9.30% increase in the Fixed Revenue of the Angra 1 and 2 Mills according to ANEEL Homologatory Resolution 2,661 / 2019, which represents R$ 79, 2 million positive effect in the quarter offset by (ii) the R$ 13.4 million estimated excess energy portion recognized in 1Q19 without a counterpart in 1Q20;

•        At subsidiary CGT Eletrosul (+ R$ 53 million): (i) variation in prices in the regulated market was due to a contractual readjustment by the IPCA and, mainly, due to the reimbursement for generation failure in 1Q19 in the amount of R$ 81 million , given the overhaul at UTE Candiota, which in 2020, the reimbursement is approximately R$ 7 million

•        Partially compensated by the reduction in subsidiary Furnas (-R$ 166 million), mainly due to: (i) In the ACR, the termination of the 2014-2019 Existing Energy Product resulted in a net drop in revenue of approximately R$ 192 million, seen an average contracted quantity in 1Q19 of 334MWméd; and (ii) Lower sales of energy in the ACL, representing a decrease of R$ 33 million, partially offset by (iii) Seasonalization and price readjustment (on average of 4%) of quantity contracts, representing an increase in revenue in the order of R$ 10 million; and (iv) Higher dispatch from the Santa Cruz plant in 2020, increasing revenue by R$ 31 million. It is worth mentioning that the increase in sales in the "Supply" category explained below leads to a drop in revenue in the "Supply" item, given the lower availability of energy to be traded in the ACL-Supply.

MARKETLETTER 1Q2020	7
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

•        At the subsidiary Amazonas GT (-R$ 66 million), mainly due to: (i) generation of UTE Aparecida, which decreased by 64% due to the migration of the CCVEE contract (exclusive with Amazonas Distribuição de Energia), with average price of R$ 591.00 / MWh, for CCEAR (regulated environment) presenting a lower average price, in the amount of R$ 248.5 / MWh, with a consequent reduction in revenue by R$ 106 million. The change in the contractual modality was due to compliance with the provisions of MME Ordinance No. 855, of November 13, 2018, with a view to the optimal use of natural gas thermoelectric plants connected to the Coari - Manaus gas pipeline, whose fuel contract establishes the end of supply in Nov / 2030, and Provisional Measure 855/18 granted Amazonas GT the alternative to change the contractual profile, leaving CCVEE, which ended in Jul/2020, to CCEAR whose deadline is concatenated to that of the natural gas contract (Nov/2030). This amendment was made during the term of the aforementioned MP, and is therefore valid despite its non-conversion into law. In addition to extending the supply term in the new contract, the plant has the ship or pay portion covered by the CCC fund, similarly to the conditions of UTE Mauá 3 under LEN A-5/2014; (ii) UHE Balbina contract, which decreased by 40.9%, due to the seasonality curve of the contracted energy registered at CCEE in response to the buyer's load, with a significant drop in 1Q20, showing a negative impact of R$ 45 million. .

Supply

•        At the subsidiary Furnas (+ R$ 110 million), mainly due to the following reasons: (i) New contracts at the ACL that started in 2020, positively impacted revenue by R$ 103 million; and (ii) price adjustment of the contracts in force at the Itumbiara Plant auctions, governed by Law 13,182 / 2015, specific to final consumers, resulting in an increase in revenue of approximately R$ 7 million.

CCEE

•        At subsidiary Furnas (-R$ 36 million), mainly due to (i) variation in GSF in the period, which decreased by approximately 30% (average of 149% in 2019 and 106% in 2020) - providing greater energy allocated to Furnas in 2019 (and consequent higher settlement in MCP) and less energy allocated in 2020 (and consequent lower settlement in MCP). In addition, the average PLD dropped 34% (1Q19 was R$ 285.04 while in 1Q20 it was R$ 188.63).

•        At subsidiary CGT Eletrosul (-R$ 33 million), mainly due to (i) the PLD submarket in the 1Q20 was 25% lower than in the 1Q19; (ii) in 2019, there was greater revenue of secondary energy by the hydroelectric plants participating in the Energy Reallocation Mechanism (MRE) as a result of the seasonalization strategy adopted; and (iii)  in 1Q19 the GSF was positive, with an average of 149%, while in 2020 the average was 105%.

•        Partially offset by subsidiary Chesf (+ R$ 45 million, mainly due to the following reason: (i) problem occurred at an industrial consumer's plant in the state of Alagoas, from May/2019 to March / 2020, and increased energy purchased at around 130 average MW (ex-post purchase contracts accumulated from January to March/2020), whose energy was settled at CCEE, at an average price of around R$ 159 / MWh.

Operation and Maintenance Revenue - Plants Renovated by Law 12.783/2013

•        At subsidiary Chesf (+ R$ 58 million), mainly due to (i) RAG's annual readjustment of around 9%, according to Aneel Homologatory Resolution No. 2587/2019 (2019-2020 cycle); (ii)  increase in the generation of quota plants in this period (2,558 average MW against 2,025 average MW in 2019), impacting the revenue destined to the reimbursement of CFURH.

•        At subsidiary Furnas (+ R$ 34 million), mainly due to (i) RAG's annual readjustment of approximately 11%, according to Aneel Homologatory Resolution No. 2587/2019, representing an increase of revenue of R$ 28 million in 1Q20 and ( ii) the variation of CFURH and, consequently, of PIS / COFINS, which represented an increase of R$ 6 million in revenue.

Construction Revenue

•        Higher level of investment made in 1Q20, but with no effect on results as it has an equivalent value in construction expenses.

Transfer Itaipu

•        Variation of the tariff on which the monetary restatement calculated based on the American price indices Commercial Price and Industrial goods, which had a negative variation and offset the exchange variation gains on the financial asset of Itaipu recognized by the interministerial decree 04/2018 MME and Ministry of Finance that determines Itaipu's revenue.

MARKETLETTER 1Q2020	8
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

TABLE 05: TRANSMISSION REVENUE

Operating Transmission Revenue	1Q20	1Q19%
Transmission Revenue	2,395	2,075	15%
O&M Revenue - Renewed Lines	827	643	29%
O&M Revenue - Regime Exploration	207	197	5%
Construction Revenue	144	112	29%
Finance - Return on Investment - RBSE	1,016	927	10%
Contractual Revenue - Transmission	200	196	2%
Recurring Transmission Operating Revenue	2,395	2,075	15%

O&M Revenue - Renewed Lines Law 12.783/13

•        RAP ratified for the 2019/2020 cycle (Homologatory Resolution 2565/19) referring to the 2019-2020 tariff cycle, with an impact of R$ 22 million in Furnas, R $ 20 million in Eletronorte and R$ 5 million in CGT Eletrosul;

•        At CGT Eletrosul (+ R$ 7.6 million) of new works for the period and at Subsidiary Furnas (+ R$ 9 million) for the replacement of 2 Series Capacitor Banks at SE Samambaia (in the amount of R$ 3 million/month) and all the physical fitness necessary for the start-up of both.

•        Partially offset by Chesf (-R$ 49 million), mainly due to: (i) falls in items related to the revenue of Provisional Measure nº  579 resulting from the tariff revisions between the resolution of the 2018/2019 cycle and the resolution of the current cycle 2,565/19 (4.66%), such as: prepayment of revenue, PV (R$ 4 million) and adjustment installment. The other effects can be attributed to the determination by IFRS15 of the undertakings associated with authoritative resolutions of CC 061/2001 and the projection of the new revenue flow in accordance with the approval resolution published in July / 2019. Despite the fall in the corporate balance sheet, the regulatory RAP grew 4.72% between the periods mentioned, generating an increase of approximately R$ 37 million.

•        Variation of the elimination effect between quarters, in the consolidated, of operations between group companies of approximately R$ 162 million.

O&M Revenue - Exploration Regime

•        In the subsidiary Chesf (+ R$ 12 million), mainly due to: (i) annual adjustment of RAP - Annual Permitted Revenue (7.64%), according to Aneel Resolution No. 2,565 / 19 with emphasis on the growth related to the entry in operation of new transmission undertakings during 2019 and the effects of the application of IFRS 15 on non-renewed contracts; (ii) entry into the commercial operation of new works; (iii) R $ 70 million from the incorporation of RAP energizing new ventures without a counterpart in 2019. The regulatory RAP grew 51% between the periods mentioned, generating an increase of approximately R$ 32 million.

Construction Revenue

•        The variation is mainly due to the higher volume of investments compared to the previous year, especially Chesf (+ R$ 45 million) and CGT Eletrosul (+ R$ 45 million), partially offset by the reduction in Furnas (-R$ 47 million);

RBSE - Lines renewed by Law 12.783/13

•        variation of the rate applied between the compared period (in 2019 NTN-B 4.10% and in 2020 WACC 6.64%) for measuring RBSE's financial assets;

•        Increase in the RBSE rap billed due to factors such as the annual tariff readjustment and an increase in the Variable Portion discount in 2019, in relation to the same period in 2020, with the increase in Furnas in the order of R$ 20 million.

•        Given the accounting effects on the treatment of RBSE, to verify the amount actually received by the Company, see Table 21 of this Report.

MARKETLETTER 1Q2020	9
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Contractual Revenue – Transmission

•        At the subsidiary Furnas (+ R$ 14 million) due to the CT 062.2001 contract, RBNI, according to IFRS 15. There was an expansion of R$ 326 million in the asset base between quarters.

•        In the subsidiary Chesf (+ R$ 10 million) mainly due to the: (i) higher registration of the remuneration on the financial asset due to the entry of new projects during the year of 2019, with emphasis on authorizations from the contract 61. There are authoritative resolutions linked to this contract although it is O&M.

•        Partially offset by the result of subsidiary CGT Eletrosul (-R$ 22 million), mainly due to the positive adjustment of R$ 19.3 million in 1Q19, reflecting the remeasurement of the balance of contractual assets of the subsidiary TSBE (due to the CPC 47 - IFRS 15). Excluding the adjustment amount occurred only in 1Q19, the variation would be negative by R$ 2.7 million, mainly reflecting the amortization of contractual assets over the period.

TABLE 06: OTHER OPERATING REVENUE

Operating Income	1Q20	1Q19%
Others Revenues	129	234	-45%
Non-recurring events
Procel retroactive chargeback	0	-92	100%
Other recurring income	129	142	-9%

Others Revenues

•        Holding (-R$ 102 million), mainly due to the recognition of the retroactive amount of R$ 92 million in 1Q19, considered as non-recurring;

•        At subsidiary CGT Eletrosul (-R$ 5 million) due to the impoundment of billing for Service Provision and Telecommunications (SCM) contracts in 1Q20, as a result of the incorporation of Eletrosul by CGTEE, which resulted in the CGT Eletrosul Company, being needed the registration of the new company before the competent bodies, which prevented the normal billing course. The amount not billed in 1Q20 for contracts is R$ 4.8 million.

OPERATIONAL COSTS

TABLE 07: OPERATIONAL COSTS

Operational costs	1Q20	1Q19%
Energy purchased for resale	-646	-435	49%
Charges on use of the electricity grid	-446	-210	113%
Fuel for production electric power	-468	-530	-12%
Construction	-190	-115	65%
Total Operating Costs	-1,751	-1,289	36%
Non-recurring events
(-) Generation Construction	8	4	132%
Total Recurring Operating Costs	-1,743	-1,286	36%

1Q19X1Q20 Variation Analysis

Energy purchased for resale

•        In the subsidiary Furnas (+ R$ 219 million), mainly due to: (i) price adjustment of the current purchase contracts, representing an increase of approximately R$ 9 million; (ii) increase in the amount of current products, already provided for in the contract, increasing in 2020 the amount of R$ 18 million; (iii) new short-term contracts signed in the amount of R$ 102 million, to reduce the negative exposure in the MCP, since there is a possibility to take advantage of the negative goodwill of the existing market in bilateral short-term operations, as well as the tax benefit in view of the settlement at CCEE; (iv) increase in the amounts settled as a debt in the MCP in 2020, which resulted in approximately R$ 81 million of variation in this item, mainly due to the GSF (149% 1Q19 x 106% 1Q20).

MARKETLETTER 1Q2020	10
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

•        At subsidiary Chesf (+ R$ 43 million), mainly due to: (i) increase in energy purchased by around 130 average MW (accumulated in March/2020), whose energy was settled at CCEE); and (ii) increase of 13 average MW due to the seasonalization of purchase contracts. The combination of these factors resulted in a total increase of the energy purchased in the accumulated until March / 2020 in about 143 average MW, with a reduction in the average purchase price from R$ 195 / MWh (until Mar/2019) to R$ 177 / MWh (until Mar/2020) with an average sale price of R$ 206/MWh in the same period; and (iii) 4.3% readjustment in purchase contracts (IPCA).

•        Partially offset by subsidiary Eletronorte (-R$ 47 million), mainly due to: (i) purchase of energy from Corpoelec, in 1Q19, in the amount of R$ 38 million, with no counterpart in 1Q20; (ii) accounting for Energy Purchase for Resale, in 1Q19, in the amount of R$ 11.9 million (referring to Dec / 18 which was later reclassified), which did not happen in 1Q20; offset by (iii) the purchase of energy from Sinop in 1Q20 in the amount of R$ 2.1 million.

Charges on use of the electricity grid

•        Variation in the elimination effect between quarters, in the consolidated, of operations between group companies of approximately R $ 162 million;

•        Readjustment of about 9% of TUST, determined by ANEEL Homologatory Resolution No. 2586/2019 (cycle 2019-2020).

Fuel for electricity production

•        At the subsidiary Amazonas GT (-R$ 162 million), mainly due to: (i) the price of natural gas practiced in the first two months of 2019 was above ANEEL's regulation, which was corrected in March / 2019, when the contract was definitively transferred to Amazonas GT (R$ 1.7/m³ to R$ 1.2/m3) resulting in savings of R$ 74 million in 1Q20; (ii) rental outlets that occurred in Jun/19, which represent a reducing impact of R$ 62 million in the fuel portion for 1Q20; (iii) reduction of natural gas consumption by UTE Aparecida, since the plant had its contract migrated to CCEAR and started to have inflexibility of 50%, reducing from 150 MW / h to 75 MW / h, and, as the PLD of system in 1Q20 was below the plant's CVU, it operated in view of inflexibility only; and (iv) the launch in 1Q19 of approximately R$ 64 million in the “Other Operating Expenses” account, as a recovery of gas expenses via CCC credits, and in 1Q20 these subsidies started to be accounted as reducers of the fuel account . If this value of CCC were also a fuel reducer in 1Q19, there would be a reduction in the reimbursement of CCC, in the order of R$ 38 million, between the quarters, justified by the non-revenue of expense recovery via system charges that stopped being received with the departure of the rental companies (Usina de Flores, São José, Iranduba) occurred in Jun/19.

•        Compensated by subsidiary Furnas (+ R$ 96 million), mainly due to: (i) variation in the dispatch of the Santa Cruz plant, which in 1Q19 generated a generation of 259,032MWh and in the same period of 2020 a generation of 624,703 MWh, representing an increase of approximately 366,000 MWh.

Construction

•        Chesf (+ R$ 40 million), due to higher investments in the transmission system between the compared dates;

•        In Furnas (+ R$ 30 million), mainly due to (i) an increase of R$ 50 million in investments in improvements to contract 062; offset by (ii) write-off, in the amount of R$ 26 million, in contract 006/2010 - Mascarenhas-Linhares (due to accounting reclassifications); and (iii) other investments in improvements in several contracts.

MARKETLETTER 1Q2020	11
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

OPERATIONAL EXPENSES

TABLE 08: PERSONNEL, MATERIAL, SERVICES AND OTHER

Personnel, Material, Services and Others	1Q20	1Q19%
Personnel	-1,127	-1,356	-17%
Material	-102	-30	235%
Services	-467	-437	7%
Others	-449	-223	101%
PMSO total	-2,144	-2,046	4.8%
Non-Recurring Items
(-) PDC	-4	170	-102%
(-) Outsourced Furnas	25	0	-
(-) Inepar / Camargo Correa Case / CIEN	133	0	-
(-) FGTS and INSS at Eletronorte - April launch	22,6	0	-
(-) Independent Research	0	13	-100%
PMSO Recurrent	-1,968	-1,863	5.6%

1Q19X1Q20 Variation Analysis

Personnel

•        Reduction in personnel costs due to the cost containment policy established by the Company, with PDC, dangerousness and overtime;

•        Non-recurring expenses with PDC of R$ 170 million in 1Q19 against R$ 4 million in 1Q20, as there is no plan planned for 2020.

•        In contrast to the cost reductions, there was: (a) increase of 3.55% granted to employees through ACT as of 10/2019, with retroactive effects to 05/2019, and an additional of about 1% per time service, with an impact of R$ 54 million; (ii) Stoppage for maintenance of Angra 1 in 1Q20, causing an increase in overtime, and in 1Q19 there was no stoppage for maintenance (+ R$ 6.9 million, plus R$ 4.8 million in charges); (iii) non-appropriation of investment expenses in the amount of R$ 31 million, with emphasis on Angra 3 (due to the stoppage of the Angra 3 project), Chesf and CGTEletrosul; (iv) provision of R$ 34 million related to vacations recorded in different quarters;

•        In subsidiary Furnas, readmission, by justice, as employees, of 101 outsourced employees terminated, with an average monthly cost of R$ 0.8 million/month (April basis).

•        Accounting for R$ 22 million in FGTS and INSS at Eletronorte not referring to 1Q20 (to be adjusted in the subsequent quarter).

Material

•        At CGT Eletrosul (+ R$ 29 million), due to: (i) there was no lime consumption in 2019 due to the overhaul stop at the Candiota Phase C plant, while in 1Q20, the plant was in operation. The accumulated value attributed to Cal Viva in 1Q20 was R$ 29.3 million;

•        At the subsidiary Amazonas GT (+ R$ 24 million), mainly due to: (i) large maintenance of UTE Mauá 3 of R$ 20 million, for maintenance of the turbines of the generating units 10 and 11 of Mauá 03;

•        At the subsidiary Eletronuclear (+ R$ 22 million), mainly due to: (i) the 1P25 maintenance stop at Angra 1, which did not occur in 1Q20, generating, in addition to the increase in the usual maintenance stop costs and exchange of nuclear fuel, an additional cost due to a short circuit in the connection of the excitratriz with the electric generator. The plant was stopped in the programmed period from 11/01/2020 until 02/14/2020, and beyond the programmed time, for another 26 days (from 02/15/2020 to 03/12/2020). Altogether, Angra 1 was stopped for 61 days during 1Q20. The cost of repairing the exciter was borne by the manufacturer.

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Services

•                  At subsidiary Eletronuclear (+ R$ 41 million), mainly due to: (i) an increase of R$ 38.8 million related to stop 1P25 - Angra 1;

•                  At subsidiary Eletronorte (+ R$ 12.6 million) due to expenses with meal ticket and health plan administration fee having been recorded in 1Q19 in Personnel, which did not occur in 1Q20 due to standardization by SAP;

•                  Compensated by subsidiary Furnas (-R$ 24 million), mainly due to: (i) reduction in contracted labor (R$ 13 million); (b) Assistance Fundação Real Grandeza (reduction of R$ 4 million), by renegotiating the management fee with the foundation at R$ 16 million per year; and (c) Accommodation (R$ 1.5 million).

Others

•        At subsidiary Furnas (+ R$ 127 million), mainly due to: (i) an increase in the indemnities, losses and damages account in the amount of R$ 111 million, of which R$ 98 million refers to the settlement of the lawsuit Camargo Correa in March 20 and the remainder refers to the launch of 3 installments of the agreement between Furnas and Inepar, totaling approximately R$ 14 million; (ii) there was an increase of R$ 21 million in court costs, highlighting the attorney fees paid, partially offset by (iii) a R$ 5.17 million reduction in rentals due mainly to the return of Block C and consequent payment only for blocks A and B in Brasília; and (iv) Reduction of R$ 5.96 million in the Hydrological Risk Insurance - GSF account due to the end of the amortization of the GSF insurance in Serra da Mesa and Mascarenhas; and (iv) a reduction of R$ 2.22 million in Taxes and Fees, mainly due to the lower amount of IPTU paid in 2020, referring only to blocks A and B, due to the return of block C.

•        At the Holding (+ R$ 39 million) mainly due to an increase in legal expenses (+ R$ 29 million) and Fines (+ R$ 11 million);

•        At subsidiary Amazonas GT (+ R$ 72 million), due to (i) reclassification of CCC recovery credits to be classified in 1Q20 as a reduction in the fuel account, while in 1Q19 they are classified as a reduction in other accounts; and

•        At the subsidiary Eletronorte (+ R $ 13 million) with emphasis on (i) an increase in the insurance account, in the amount of R$ 9.9 million (an increase of R$ 7.5 million in insurance for facilities, equipment and inventories); (ii) increase of R$ 5.6 million with judicial guarantee insurance; and (iii) a reduction of R$ 3.2 million with hydrological risk ended in 2019 offset by (iv) an increase of R$ 4.7 million related to the recovery of expenses.

Depreciation and Amortization

Depreciation and Amortization	1Q20	1Q19%
Depreciation and Amortization	-469	-428	10%

MARKETLETTER 1Q2020	13
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

TablE 09: OPERATING PROVISIONS

Operating Provisions	1Q20	1Q19%
Operational provisions / reversals	-447	-523	-15%

Non-recurring provisions / reversals
(-) Contingencies	18	-293	-106%
(-) PCLD/ Estimated loss of credit prospective privatized distributors (CPC 48)	-146	0	-
(-) Onerous Contracts	0	94	-100%
(-) Provision/reversal for investment losses	-116	35	-433%
(-) ANEEL provision - CCC	-7	-65	-89%
Non-recurring provisions / reversals	-251	-229	9%

Recurring provisions / reversals
Garanties	-7	12	-161%
PCLD (excluding PCLD prospective credit loss estimate CPC 48)	-116	-190	-39%
Others	-73	-115	-36%
Recurring provisions / reversals	-196	-294	-33%

Note: Numbers with positive signs mean reversals of provision.

The variation is mainly explained by:

•        Reduction in provisions for contingencies, mainly due to the reversal of the provision related to the Compulsory Loan processes in the amount of R$ 144 million;

•        Allowance for loan losses of R$ 261 million in 1Q20, of which R$ 146 million related to the assessment of prospective risk expectations according of CPC 48 applied to loans from privatized distributors and considered non-recurring.

SHAREHOLDINGS

TABLE 10: SHAREHOLDINGS

Shareholdings	1Q20	1Q19%
Shareholdings	164	160	3%

Variation

Shareholdings

•        The main highlights were: (i) improvement in the SPE IE Madeira equivalence result, due to a positive variation of 41% in the contractual assets, due to the increase in revenue due to the parallelism solution between the Maideira bipoles and an increase in the reversal of provision and reduction of interest on financing with BNDES due to the reduction in TJLP (+ R$ 51 million); (iii) improvement in the positive result of SPE SINOP (+ R$ 30 million), due to the improvement in the results of energy sales, which were partially offset by (iv) negative variation in the result of SPE NESA, mainly caused by the increase expenses due to the increase in energy sales costs and the increase in operating costs (-R$ 49 million);

MARKETLETTER 1Q2020	14
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

FINANCIAL RESULT

TABLE 11: FINANCIAL INCOME AND EXPENSES

Financial Result	1Q20	1Q19%
Financial Income	4,439	1,942	129%
Interest, commission and fee income	227	246	-8%
Income from financial investments	558	125	345%
Additional moratorium on electricity	55	61	-10%
Active monetary updates	178	261	-32%
Exchange rate variations	3,303	886	273%
Fair value adjustment	0	239	-100%
Derivative gains	0	0	-
Other Financial Income	119	124	-4%
Financial expenses	-5,948	-2,278	161%
Debt charges	-1,039	-694	50%
Leasing charges	-93	-85	10%
Charges on shareholder resources	-46	-93	-50%
Passive monetary updates	-128	-137	-7%
Passive exchange variations	-3,905	-824	374%
Fair value adjustment	-337	-166	103%
Derivative losses	-119	-18	550%
Other financial expenses	-280	-262	7%
Financial Result	-1,509	-336	349%
Non-recurring adjustments
(-) Revenue from loans owed by privatized distributors	-113	-195	-42%
(-)2021 Title Rollover Award + FIDC Commission 2021	298	0	-
(-) Monetary adjustment (Selic) of the provision for compulsory loans	87	128	-32%
Recurring Financial Result	-1,237	-403	207%

FINANCIAL RESULT

In 1Q20, the financial result decreased, from a negative result of R$ 336 million in 1Q19 to a negative result of R$ 1,509 million in 1Q20. The main variations were in the accounts of:

•        Exchange variation: the net result of the active and passive exchange variation accounts went from a positive result of R$ 62 million in 1Q19 to a negative result of R$ 602 million in 1Q20, due to exchange rate fluctuation in the period, influenced by the effects of the Covid 19 pandemic;

•        Adjustment to fair value of RBSE revenue in the positive net amount of R$ 73 million in 1Q19, having presented a financial expense of R$ 337 million in 1Q20. The variation of R$ 411 million results from the remeasurement, in December 2019, of the RBSE asset and the change in the discount rate of the portion of RBSE's remuneration from NTNB to the regulatory WACC of 6.64%. The rate used in the months of January and February 2019 was similar to the NTN-B of 4.6% and in March 2019 it was the NTN-B of 4.10%.

•        Revenue from financial investments: the increase in revenue results mainly from the increase in the balance of financial investments in non-market investment funds. The increase is due, in particular, to the capital increase that occurred in Dec/19, in the amount of R$ 3.6 billion and to the funding that occurred in Feb/20.

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

•        Debt charges: the increase refers to the payment of the premium / goodwill on the face value of the 2021 bonus in the percentage of 6% of the total securities repurchased in the tender offer operation of the bonus, in the amount of US$ 57 million. Additionally, we highlight that in the 1Q19, we had not yet contracted the debentures, which were raised in May 19, and the debts with Petrobras and BR Distribuidora subrogated by Amazonas Energia at the time of the transfer of control of the distributor.

•        Fall in interest income of R$ 19 million (8%), influenced by the reduction in the rate of the indexers (Selic, CDI).

1 Considering that the privatization of the distributors was completed in April 2019, and these operations are no longer part of its core business, the company treated the relevant effects of financial income, expenses, PL reversals and prospective loan loss provisions as non-recurring. contracted with them before or as a result of the privatization process, although revenues and eventual provisions arising from contracted loans may continue to affect the company's accounting result until its complete exhaustion. However, they were treated as recurring outstanding allowance for loan losses of distributors.

MARKETLETTER 1Q2020	16
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

I.2 E EBITDA CONSOLIDATED

TABLE 12: EBITDA DETAIL

EBITDA	1Q20	1Q19	(%)
Net Profit (Loss) for the Year	307	1,347	-77%
Net Tax Losses from Discontinued Operation	0	-223	-100%
Result of the Exercise	307	1,570	-80%
+ Provision for Income Tax and Social Contribution	517	617	-16%
+ Financial Result	1,509	336	349%
+ Amortization and Depreciation	469	428	10%
= EBITDA	2,803	2,951	-5%
ADJUSTMENTS NON-RECURRING EVENTS
Other Income and Expenses	-25	-183	-86%
Retroactive: Procel	0	-92	-100%
PDC	-4	170	-102%
Termination Agreement Furnas Outsourced	25	0	-
Judicial agreements Inepar + Camargo Correa + CIEN	133	0	-
FGTS and INSS at Eletronorte - April launch	23	0	-
Investigation/SAP/ERP implementation consultancies	0	13	-100%
Contingencies	-18	293	-106%
PCLD prospective credit loss estimate (CPC 48)	146	0	-
Onerous Contracts	0	-94	-100%
Provision / (reversal) for investment losses	116	-35	-433%
ANEEL provision - CCC	7	65	-89%
= EBITDA RECURRENT	3,205	3,088	5%

Note: Since 2019, the Company started to consider, in its recurring EBITDA, the RBSE revenue from concessions extended under Law 12,783 / 2013, in order to maintain a protocol similar to the debenture covenants issued in 2019. The adjusted 1Q19 Ebitda considers this adjustment of RBSE revenue to compare recurring 1Q20 EBITDA, for comparative purposes, and also the mandatory effects of IFRS 9 and 15, as explained in 4 of our financial statements. In addition, considering the privatization of the distributors was completed in April 2019, and these operations are no longer part of its core business, the company treated the relevant effects of financial income, expenses, PL reversals and allowances for loan losses as non-recurring. prospective (CPC 48) of loans contracted with them before or as a result of the privatization process, although revenues and eventual provisions arising from contracted loans may continue to affect the company's accounting result until its complete exhaustion. However, they were treated as recurring outstanding allowance for loan losses of distributors. These recurring adjustments related to the distributors, adjusted the recurring EBITDA in 1Q20 by R $ 146 million.

1 The adjustments made to the recurring Ebitda refer to non-recurring events or events that are expected to be dealt with under the PDNG 2019-2023. However, there are risks and uncertainties related to the Company's business, such as, but not limited to, general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and the value of the Real, changes in volumes and pattern of use of electricity by the consumer, competitive conditions, payments related to our receivables, changes in the levels of rain and water in the reservoirs used to operate our hydroelectric dams, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with the Securities and Exchange Commission and the Securities and Exchange Commission of the United States of America, which may change these estimates and expectations of Management. Thus, the future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely exclusively on the information contained herein.

MARKETLETTER 1Q2020	17
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

TABLE 13: 1Q19 EBITDA CONCILIATION:

EBITDA	1Q19 Resubmitted	1Q19 Reported
Net Profit (Loss) for the Year	1,347	1,347
Net Loss of Taxes from Discontinued Operation	-223	-223
Result of the Exercise	1,570	1,570
+ Provision for Income Tax and Social Contribution	617	617
+ Financial Result	336	322
+ Amortization and Depreciation	428	428
= EBITDA	2,951	2,937
ADJUSTMENTS NON-RECURRING EVENTS

Other Income and Expenses	-183	-183
Retroactive: Procel	-92	-92
PDC	170	170
Furnas Termination Agreement	0	0
Legal agreements Inepar + Camargo Correa + CIEN	0	0
FGTS and INSS at Eletronorte - April launch	0	0
Research / SAP / ERP implementation consultancies	13	13
Contingencie	293	293
PCLD Prospective estimate of credit loss (CPC 48)	0	0
Onerous Contracts	-94	-94
Provision / (reversal) for investment losses	-35	-85
Provision for Losses on Investments classified as held for sale	0	50
ANEEL provision - CCC	65	65
= RECURRING EBITDA	3,088	3,073

MARKETLETTER 1Q2020	18
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

I.3      CONSOLIDATED RESULT BY SEGMENT OF CONTINUED OPERATIONS:

TablE 14: FINANCIAL STATEMENT BY SEGMENT (EXPLANATORY NOTE 44 FROM THE DF) – R$ THOUSAND

03/31/2020
FinacialStatement by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	41	5,010	2,158	-253	6,956
Operating Costs and Expenses	-573	-3,419	-1,072	253	-4,811
Operating Income Before Financial Result	-533	1,591	1,086	0	2,144
Financial Result	-266	-673	-570	0	-1,509
Result of Equity Interests	164	0	0	0	164
Other income and expenses	25	0	0	0	25
Income tax and social contribution	0	-557	39	0	-517
Net income (loss) for the period	-610	361	555	0	307

03/31/2019
FinacialStatement by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	47	4,805	2,008	-408	6,452
Operating Costs and Expenses	-793	-2,896	-1,005	408	-4,286
Operating Income Before Financial Result	-746	1,909	1,002	-	2,166
Financial Result	236	-412	-146	-	-322
Result of Equity Interests	343	0	0	-	343
Income tax and social contribution	-159	-434	-25	-	-617
Net income (loss) for the period	-326	1,064	831	-	1,570

MARKETLETTER 1Q2020	19
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

I.3.1. INDEBTEDNESS AND RECEIVABLES

TABLE 15: GROSS DEBT AND NET DEBT

03/31/2020
Gross Debt - R$ million	50,564
(-) Transfer RGR to CCEE[1]	1,084
Recurring Gross Debt	49,481
(-) (Cash and cash equivalents + marketable securities)	12,254
(-) Financing Receivable	14,893
(+) RGR to receive RGR transfer to CCEE	1,084
(-) Net balance of Itaipu Financial Assets	2,370
Net debt	21,047

1 See Notes 9.1 and 19 (third party debts, Eletrobras being a mere manager).

TABLE 16: FINANCING PORTFOLIO PAYABLE

	Parent Company				Consolidated
	03.31.2020		03.31.2019		03.31.2020		03.31.2019
	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%
Foreign currency
USD	10,216	38%	7,572	27%	10,599	24%	7,572	18%
USD with Libor	516	2%	434	2%	990	2%	799	2%
EURO	299	1%	235	1%	299	1%	235	1%
IENE	0	0%	0	0%	0	0%	0	0%
Others	0	0%	0	0%	0	0%	0	0%
Subtotal	11,031	41%	8,241	29%	11,889	27%	8,606	21%

Domestic currency
CDI	3,578	13%	4,033	14%	8,040	18%	8,698	21%
IPCA	0	0%	0	0%	73	0%	73	0%
TJLP	0	0%	0	0%	6,135	14%	6,233	15%
SELIC	8,237	0%	11,687	0%	8,254	19%	8,595	20%
Others	690	0%	714	0%	1,888	4%	2,465	6%
Subtotal	12,506	46%	16,434	58%	24,390	56%	26,065	62%

Not indexed	3,543	13%	3,599	13%	7,467	17%	7,269	17%

TOTAL	27,080	100%	28,274	100%	43,746	100%	41,940	100%

MARKETLETTER 1Q2020	20
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

TABLE 17: DEBT MATURITY SCHEDULE, EXCLUDING RGR DUE TO THIRD PARTIES (FOR WHICH ELETROBRAS IS A MERGE MANAGER) AND INCLUDING HOLDING AND SUBSIDIARIES 'DEBENTURES:

	2020	2021	2022	2023	2024	2025	After 2025	Total (R$ million)
Amortization with Debentures and RGR	6,424	9,451	6,447	4,237	5,737	3,964	14,305	50,564
(-) RGR CCEE	260	120	33	19	7	3	642	1,084
Consolidated Annual Amortization (With debentures)	6,164	9,331	6,414	4,218	5,730	3,961	13,663	49,480

Ratings

TabLE 18: Ratings

Agency	National Classification / Perspective	Last Report
Moody’s BCA	“B1”: / Positive	09/18/2019
Moody’s Senior Unsecured Debt	“Ba3”: / Positive	09/18/2019
Fitch - Issuer Default Ratings (Foreign Currency)	“BB-”: / Negative	05/07/2020
Fitch - Issuer Default Ratings (Local Currency)	“BB-”: / Negative	05/07/2020
S&P LT Local Currency	“brAAA”	07/04/2020
S&P Issuer Credit Rating	“BB-"/ Estable	07/04/2020

 *CreditWatch

MARKETLETTER 1Q2020	21
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

FINANCING AND LOANS GRANTED (RECEIVABLE)

Financing and loans granted are made with the Company's own resources and external resources raised through international development agencies, financial institutions and resulting from the launch of securities in the national and international financial market.

All financing and loans granted are supported by formal contracts signed with the borrowers. Most of these amounts are received in monthly installments, amortized over an average term of 10 years, with the average interest rate, weighted by the portfolio balance, of 6.40% per year.

The parent company has a loan with Itaipu with an exchange adjustment clause that represents 45% of the total consolidated portfolio (41% on December 31, 2019). The other financings and loans provide for updating based on indexes that represent the level of domestic prices in Brazil and reach 55% of the balance of the consolidated portfolio (59% on December 31, 2019).

The parent company has a loan with Amazonas Distribuidora de Energia in the amount of R$ 3.9 billion, which substantially represents non-capitalized receivables in the process of disposal of corporate control. These contracts were renegotiated with a grace period of up to 3 years for amortization of the principal, during this grace period only interest is received. Additionally, the renegotiation considered the term that ends in January 2021, for the presentation of real guarantees that must be previously assessed and approved by Eletrobras' Management.

In addition to the aforementioned financing, Eletrobras, until April 30, 2017, was responsible for the management of the Global Reversion Reserve (RGR), a sectorial fund, having been responsible for the granting of financing, with the use of these resources, for the implementation of several sectoral programs. As of May 2017, with the enactment of Law 13,360 / 2016, CCEE took over this activity. However, there are still financing carried out before this date, due by third parties, managed by Eletrobras.

According to Decree 9.022/2017, which regulates the aforementioned law, Eletrobras is not the guarantor of these operations taken by third parties, however, it is responsible for the contractual management of financing contracts with RGR resources signed until November 17, 2016, which must be transferred to the RGR, within a period of up to five days, counted from the date of the effective payment by the debtor agent.

RGR REPASS

With the process of divesting the distributors completed, the transfer of the management of RGR resources to CCEE in accordance with Law 13.360 / 2016 and in line with Decree No. 9.022/2017, as of June 2019, the Company revised the form to present the amounts raised and transferred to third parties, with funds from RGR, in order to more adequately present the resources under Eletrobras's responsibility for those loans and financing that do not constitute Eletrobras debt and should be paid off by third parties with RGR, being Eletrobras responsible only for the contractual management of these loans. Accordingly, the amounts as of March 31, 2020 referring to receivables from loans and financing granted with funds from RGR to third parties were segregated from other receivables from Eletrobras and have equivalent liabilities (see note 18).

MARKETLETTER 1Q2020	22
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

TABLE 19: RECEIVABLE

R$ Thousand

	CONSOLIDATED
	03/31/2020
	CURRENT		PRINCIPAL
	Tx. Average	Valor	CURRENT	NON
				CURRENT
ITAIPU	7.02	-	3,389,782	3,333,902
ELETROPAULO	6.96	-	-	1,330,665
CEAL	6.88	-	144,274	1,378,002
AMAZONAS D	6.76	123,296	156,086	3,695,144
CEPISA	4.78	-	293,154	390,427
BOA VISTA	4.98	13	18,975	136,964
CELPA	5.96	161	-	5,245
EQUATORIAL MARANHÃ D	0.23	-	25,245	61,262
REPASSE RGR	5	186,967	162,689	734,226
OUTRAS	-	105,269	20,811	600
(-) PCLD	-	- 243,676	- 27,948	- 528,653
Total		172,030	4,183,068	10,537,784

TABLE 20: CCC CREDITS ASSIGNED BY PRIVATIZED DISTRIBUTORS

In the privatization process of the distributors, CCC credits were assigned, which are still being analyzed and inspected by Aneel. These credits are activated in the Company's Financial Statements, of 03/31/2020, in two accounts, namely Right of Reimbursement and Financing receivable, according to Notes 8 and 11 of 1Q20, and detailed below:

Note Explanatory 11 - Right to Reimbursement

Registered Net Assets

R$ thousand	Amazonas	Ceron	Eletroacre	Boa Vista	Total
NT Aneel + Claims under analysis Aneel + "inefficiency	1,964,544	2,727,341	254,951	170,204	5,117,040
Current Rights	-	221,750	58,222	26,144	306,116
Total (a)	1,964,544	2,949,091	313,173	196,348	5,423,156

* The balance of R $ 2.0 billion from Amazonas consists of a return obligation to CCC in the order of R $ 450 million related to the final result of the inspection of the first and second period carried out by Aneel, and a credit receivable from the Treasury National economic and energy inefficiency of R $ 2.4 billion. The credit for economic and energy inefficiency is updated by Selic.

MARKETLETTER 1Q2020	23
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Explanatory Note 8 - Loan and Financing

R$ thousand

R$ thousand	Amazonas	Ceron	Eletroacre	Boa Vista	Total
Conversion into Loans (b)	442,366	-	-	-	442,366

Note: The R$ 442 million credit in the table above was also a CCC credit, however current, and as it was paid by CCC to Amazonas Distribuidora, it was converted into debt of the distributor with Eletrobras.

Total Credits Granted (Note 8 + Note 11)

R$ thousand

R$ thousand	Amazonas	Ceron	Eletroacre	Boa Vista	Total
Net Credit (1)	2,406,909	2,949,092	313,173	196,347	5,865,521

(1) Credits restated up to 03/31/20, by IPCA, based on the credit generating event, with the exception of the portion of economic-energy inefficiency (R$ 2.46 billion) assigned by Amazonas Energia and Boa Vista Energia, which are updated by SELIC.

The National Electric Energy Agency - Aneel recognized, by decision of its collegiate board, on March 10, 2020, (i) the right to receive credits from the Ceron Fuel Consumption Account, in the amount of R $ 1,904,055,165, 07 (at July 2019 prices), referring to the inspection of the benefits due in the period from July 30, 2009 to June 30, 2016, considered as the first period of the inspection process (“First Inspection Period”), credits assigned to Eletrobras on the occasion of the privatization of said distributor; and (ii) the right to receive credits from the Fuel Consumption Account - CCC to Companhia de Eletricidade do Acre (“Eletroacre”), in the amount of R $ 191,610,318.04 (at July 2019 prices), referring to the inspection of the benefits due in the period from July 30, 2009 to June 30, 2016, credits also assigned to Eletrobras on the occasion of the privatization of said distributor.

These amounts recognized by Aneel are in accordance with the amounts recorded in the Quarterly Information of March 31, 2020, for the First Inspection Period, with the existing difference attributed to the inflation adjustment by the IPCA, due to the difference in the base date considered. The other amounts assigned by Ceron and Eletroacre to Eletrobras and recorded in its Balance Sheet refer to claims that will still be submitted to Aneel's Board of Directors in the second inspection period that covers the period from July 1, 2016 to April 30, 2017 (“ Second Inspection Period ”). After the end of the second inspection period, the values of Ceron and Electroacre, when approved, should be included in the budget of the sectorial fund CDE for payment.

Aneel's Board of Directors also approved, on March 10, 2020, the obligation to return R $ 2,061,360,021.40 (at March 2019 prices), referring to the CCC's monthly inspection and reprocessing process paid to Amazonas Distribuidora de Energia SA (“Amazonas Energia”), from July 2016 to April 2017, referring to the Second Inspection Period. With this decision, Amazonas Energia had completed its entire inspection process, since Aneel's Board of Directors had already decided, on March 19, 2019, the result of the First Inspection Period for CCC reimbursements to Amazonas Energia, with the company having the right to receive a credit of approximately R $ 1,591,670,950.13 (at September 2018 prices), to be offset against credits to be returned. The net balance of Law credits assigned by Amazonas Energia Distribuidora, of R $ 1.9 billion, is equivalent to the disallowances of CCC arising from the criteria of economic and energy efficiency, a right recognized by Law 13,299 / 2016, in the historical amount of R $ 1,357,794,977.30 to be paid by the National Treasury. Eletrobras updated these values by the Selic until 03/31/2020.

Aneel has not yet completed the inspection processes for CCC's refunds for the First and Second Period of Boa Vista Energia, also assigned to Eletrobras and recorded in the Financial Statements.

Considering the manifestations of Aneel mentioned above, in 1Q20, the provisions made up to March 31, 2020 were written off definitively by the company in its Balance Sheet.

MARKETLETTER 1Q2020	24
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

TABLE 21: RECEIVABLE RBSE TRANSMISSION

The item of indemnifiable concessions and RBSE, in the amount of R$ 35,349,028 on March 31, 2020 refers to the assets of the facilities of the Basic Network existing on December 31, 2020 May 2000, not depreciated and that, therefore, are due to the concessionaires that renewed their concessions in the light of Law nº 12.783/2013.

The movement of assets referring to RBSE is shown below:

R$ million

	Furnas	Chesf	Eletronorte	Eletrosul	Total
Balance on December 31, 2018	18,325	10,289	5,650	2,014	36,278
Updates - Financial Income	514	167	195	52	927
Measurement adjustment	33	-	26	36	95
(Receivement)	-767	-408	-245	-87	-1,507
Balance on March 31, 2019	18,104	10,048	5,626	2,014	35,792

	Furnas	Chesf	Eletronorte	Eletrosul *	CGT Eletrosul*	Total
Balance on December 31, 2019	17,509	9,736	5,163	1,880	-	34,288
Incorporation	-	-	-	-1,880	1,880	-
Updates - Financial Income	548	214	199	-	55	1,016
Measurement adjustment	-224	-16	-84	-	-13	-337
(Receivement)	-840	-503	-260	-	-91	-1,694
Balance on March 31, 2020	16,993	9,430	5,017	-	1,832	33,273

Current assets	3,642	1,839	1,052	-	208	6,741
Non-current assets	13,351	7,591	3,965	-	1,624	26,532

* On January 2, 2020, the subsidiaries Eletrosul and CGTEE became part of CGT Eletrosul, according to the merger process of Eletrosul into CGTEE.

In addition to the disclosure about the amounts to be paid under the RBSE, present in the Financial Statements for the year ended December 31, 2019, the Company continues to monitor the progress of the processes and, for the purposes of this quarterly information, remains with the understanding of that as of the expiry of these injunctions, initiated in November 2019, these amounts should be recalculated in order to include the portion provided for in article 1, third paragraph, of MME Ordinance 120/2016. Considering this scenario, the Company remains with the estimate that the portion referring to Ke will be included in the next tariff cycle with revenue for the remaining period of 05 years.

The estimated cash flow considering the Company's assumptions, specified below, is shown below:

R$ million

	2020	2021	2022	2023	2024	2025	TOTAL
Financial portion	8.0	3,372.6	3,372.6	3,372.6	3,372.6	1,686.3	17,742.8
“Ke” portion	-	1,259.7	2,519.5	2,519.5	2,519.5	1,259.7	10,077.9
Total Financial Portion	2,565.9	4,632.4	5,892.1	5,892.1	5,892.1	2,946.1	27,820.6

Economic Portion	2,272.9	2,981.8	2,981.8	1,907.4	833.1	416.5	11,393.5

Total	4,838.8	7,614.2	8,873.9	7,799.5	6,725.2	3,362.6	39,214.2

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Financial portion refers to the portion of remuneration (Ke) and unpaid depreciation since the extension of the concessions, on January 1, 2013 until June 30, 2017. Economic portion refers to the amounts of assets with residual values in the extension of these concessions.

Assumptions:

1)       Update of the “Ke” remuneration installment as of July 2017 by the WACC regulatory of the transmission and IPCA until the measurement date;

2)       Discount rate compatible with regulatory remuneration; and

3)       "Ke" term considering the start of revenue / amortization from the 21/22 tariff cycle - start of revenue in June 2021 for the term of Ordinance 120, until June 2025.The table above is net of PIS / Cofins, but is not net of income tax.

Note: Net flow of PIS/Cofins.

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

I.4. Investiment

TABLE 22: INVESTMENTS BY SEGMENT

 (R$ million)

Investiment (Corporate + Partnerships)	Budged 2019	% 2019	Realized 2019
Generation	653	18%	118
Corporate Deployment	281	13%	36
Corporate Expansion	59	16%	9
Maintenance	161	28%	45
Expansion SPEs	153	18%	28
Transmission	409	42%	174
Corporate Deployment	-	-	0,03
Expansion and Reinforcements and Improvements	284	31%	89
Maintenance	69	86%	60
Expansion SPEs	55	46%	25
Others*	93	40%	37
Total	1,155	28%	329

(1) Others: Research, Infrastructure, Environmental Quality

(2) For more details on investments, by subsidiary or project, see annex 3 to this Investor Information.

Generation - UTN Angra 3 corporate investment worth R$ 31.5 million and UTN Angra 1 and 2 worth R$ 20.3 million. There were also investments of R$ 9.4 million in UTE Santa Cruz. A further R$ 22 million was invested in SPE Brasil Ventos. Partnership projects represented 24% of investments made through Generation SPEs in 1Q20.

Transmission - Investments in Expansion and Reinforcements and Improvements corresponded to 51% of Corporate Investment. Highlight in corporate investments for Chesf, R $ 79.7 million; Furnas, R $ 41.7 million; CGT Eletrosul, R $ 23.3 million and Eletronorte, R $ 3.7 million. Partnership projects accounted for 14% of investments made through Transmission SPEs with emphasis on SPE Mata Sta. Geneva, R $ 25.2 million.

Non-realization of R$ 826 million in investments, R$ 227 million of which for reasons unrelated to Eletrobras, mainly due to the impact of the delay in supplying material and execution of works due to Covid 19 isolation measures. R $ 89 million Mata Highlight Sta Genebra, ESBR Jirau and SINOP and R $ 138 million with emphasis on UTN Angra I and II, Maintenance - Generation Chesf, Maintenance - Eletronorte Transmission, Eletronorte Reinforcements and Improvements and Vale São Bartolomeu.

MARKETLETTER 1Q2020	27
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

I.5. COMMERCIALIZATION

I.5.1. ENERGY SOLD IN 1Q20 – GENERATORS - TWH

In terms of the evolution of the energy market, Eletrobras Companies, in 1Q20, sold 37 TWh of energy, against 35 TWh traded in the same period of the previous year, which represents an increase of 6%. These volumes include the energy sold from the plants under the quota regime, renewed by Law 12,783/2013, as well as by the plants under the exploration regime (ACL and ACR).

MARKETLETTER 1Q2020	28
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

I.5.2. ENERGETIC BALANCE

Table 23: Energetic Balance

Energetic Balance (MWmed)	2020	2021	2022	2023	2024
Ballast	9,477	9,293	9,293	9,205	7,428
Own resources	8,314	8,314	8,314	8,314	6.647
Energy Purchase	1,162	979	979	891	782
Sales	6,731	5,455	4,984	4,851	4,437
ACL - Bilateral Contracts + MCP realized	4,490	3,349	2,878	2,751	2.337
ACR - Except quotas	2,241	2,107	2,107	2,101	2.101
Average Selling Price R$/MWh	216,52	217,69	219,87	220,77	225,51
Average Purchase Price R$/MWh	216,42	224,30	224,30	229,34	230,44
Balance (Ballast - Sales)	2,746	3,838	4,309	4,354	2,991
Uncontracted Energy *	29%	41%	46%	47%	40%
* The uncontracted portion includes energy reserved for the company's hedge, strategically defined according to the GSF estimate for the period.
Not included in installments of Physical Guarantee Quotas and Nuclear Energy Quotas.
Physical Guarantee Quotas for Hydroelectric Plants	7,451	7,451	7,451	7,451	9,118
Nuclear Energy Quotas	1,573	1,573	1,573	1,573	1,573

Contracts concluded until 03/31/2020. It considers the end of the contracts of UHEs Mascarenhas de Moraes, in Jan/2024, and UHE Tucuruí, in Aug/2024, and from the respective dates, both started to be considered in the Quota regime.

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

II | Parent Company Result Analysis

In 1Q20, Eletrobras Holding posted a net income of R$ 300 million, a reduction of 79% compared to net income of R$ 1,398 million in 1Q19.

This 1Q20 result was decisively influenced by: (i) Income from Equity Holdings, of R$ 1,002 million, mainly influenced by the result of subsidiaries, (iii) positive effect on Provisions for legal contingencies, in the amount of R$ 155 million, mainly due to the reversals related to the lawsuits of compulsory loan in the amount of R $ 144 million; partially offset by (iii) negative financial result in the amount of (R$ 377 million), mainly influenced by the exchange rate fluctuation in the period, by (iv) Provision for Settlement of Doubtful Loans (PCLD) in the amount of (R$ 195 million) by and (iv) Provision for investment losses (R$ 116 million). The graph below shows a comparison of Eletrobras holding's results between 1Q19 and 1Q20.

EVOLUTION OF RESULT - R$ MILLION

Note: The analysis of the results of each subsidiary can be found in the attachment.

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

II.1  SHAREHOLDERS 'EQUITY

In 1Q20, the result from Equity Holdings positively impacted the Company's result by R$ 1,002 million, mainly due to the equity in results of investments in subsidiaries, in 1Q19 the result was R$ 1,989 million.

II.2  PARENT COMPANY OPERATING PROVISIONS

In 1Q20, Operating Provisions had a negative impact on the Parent Company's result by R$ 76 million, compared to the provision of (R$ 351 million) in 1Q19. This variation is mainly explained by the positive effect on Provisions for legal contingencies, in the amount of R$ 155 million, due to the reversals related to the compulsory loan lawsuits in the amount of R$ 144 million.

TABLE 24: OPERATING PROVISIONS (R$ MILLION)

Operating Provisions	Parent Company
	1Q20	1Q19 ((Reclassified))
Guarantees	-7	12
Contingencies	155	-104
PCLD - Consumers and Resellers	0	0
PCLD - Financing and Loans	-195	-178
Overdraft liabilities in subsidiaries	119	-16
Onerous Contracts	0	0
Investment Losses	-116	-0
Provision for losses on investments classified as held for sale	0	0
Impairment	0	0
ANEEL Provision - CCC	-7	-65
TFRH	0	0
Others	-25	0
	-76	-351

Table 25: CHANGE PROVISION FOR LIABILITIES UNDERCOVERED

MUTATION PROVISION FOR DISCOVERED LIABILITIES - PARENT COMPANY	Balance on 12/31/2019	Other Comprehensive Results	Equity	Balance on 03/31/2020
Amazonas GT	119	-6	-113	-
TOTAL PROVISION FOR DISCOVERED LIABILITIES	119	-6	-113	-

* The shares of subsidiary Amazonas GT were 100% transferred to subsidiary Eletronorte.

MARKETLETTER 1Q2020	31
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

II.3  FINANCIAL RESULT OF PARENT COMPANY

In 1Q20, the Financial Result had a negative impact on the Parent Company's result by R$ 377 million in relation to the R$ 234 million in 1Q19, mainly influenced by the recording of R$ 2,771 million in financial expenses related to the write-off related to ANEEL - CCC process, due to the exchange rate fluctuation in the period. The Debt Charges showed a negative variation of R$ 240 million from 1Q19 to 1Q20, Net exchange variations changed from a positive result of R$ 28 million in 1Q19 to a negative result of R$ 165 million in 1Q20, offset by Revenue from financial investments in the amount of R$ 58 million in 1Q19 to R$ 478 million in 1Q20.

TABLE 26: FINANCIAL RESULT (R$ MILLION)

FINANCIAL RESULT	1Q20	1Q19
Financial income
Interest, commission and fee income	411	589
Income from financial investments	478	58
Additional moratorium on electricity	1	0
Monetary updates	46	173
Exchange variations	-165	28
Other financial income	95	48

Financial expenses
Debt charges	-729	-489
Leasing charges	-1	-2
Charges on shareholder resources	-23	-59
Other financial expenses	-489	-111
	-377	234

MARKETLETTER 1Q2020	32
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

III. General Information

Eletrobras
P&D
SHAREHOLDINGS
Eletrobras Cepel
Eletrobras Eletropar
GENERATION
GENERATION AND TRANSMISSION
ITAIPU BINACIONAL
Eletrobras Eletronuclear
Eletrobras Eletronorte
Eletrobras Chesf
Eletrobras Furnas
Eletrobras CGT Eletrosul
Eletrobras Amazonas GT
134 SPEs
39 for sale
19 in extinction
14 in incorporation
62 total in 2020 (estimated)

Position on 03/31/2020. Currently, our staff has 133 SPEs, as TDG was incorporated on 12/05/2020.The number of SPEs is taking into account the direct and indirect participation in SPE, and disregarding the SPEs that participate in more than one Eletrobras Company, differently from the quantities considered in the tables of each company. In this total, 02 SPEs abroad are included. Of the 134 national and international SPEs, 39 are in the process of divestment by the competitive procedure of sale 01/2019.

MARKETLETTER 1Q2020	33
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

SHARE CAPITAL

STRUCTURAL OF CAPITAL STOCK

Eletrobras' capital stock, on March 31, 2020, totaled R $ 39,057 billion, represented by 1,568,930,910 shares, being 1,288,842,596 common shares and 280,088,314 preferred shares.

TABLE 27: CAPITAL STRUCTURE

Shareholders	Common		Pref. Classe “A”		Pref. Classe “B”		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%
Government	667,888,884	52%	0	0%	494	0%	667,889,378	43%
BNDESpar	141,757,951	11%	0	0%	18,691,102	7%	160,449,053	10%
BNDES	74,545,264	6%	0	0%	18,262,671	7%	92,807,935	6%
FND	45,621,589	4%	0	0%	0	0%	45,621,589	3%
FGHAB	1,000,000	0%	0	0%	0	0%	1,000,000	0%
Free Float	358,028,908	28%	146,920	100%	242,987,127	87%	601,162,955	38%
Total	1,288,842,596	100%	146,920	100%	279,941,394	100%	1,568,930,910	100%

MARKETLETTER 1Q2020	34
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

ASSET BEHAVIOR ANALYSIS

SHARES

TABLE 28: B3, ELET3 e ELET6

Price and Volume	(R$) ELET3 (ON Shares)	(R$) ELET6 (PN Shares)	(pts.) IBOV (Índex)	(pts.) IEE ((Índex)
Closing Price on 03/31/2019	23.86	26.03	73020	57651
Maximum in the quarter	41.78	42.66	119528	81871
Average in the quarter	33.63	35.28	103770	73909
Minimum in the quarter	15.24	18.48	63570	51682

Variation in 1Q20	-36.9%	-31.9%	-36.9%	-24.8%
Change in the last 12 months	-33.3%	-28.4%	-23.5%	0.4%
Average Daily Traded Volume 1Q20 (R$ million)	6.0	3.6	-	-

Net Income per Share in the Quarter (R$)	0.09	0.09	-	-
Book Value per Share (R$)	45.17	45.17	-	-
Price / Profit (P/E) (1)	267.34	291.65	-	-
Price / Shareholders' Equity(2)	0.53	0.58	-	-

1) Closing price of preferred and common shares at the end of the period / Net income per share. For the calculation, the accumulated net profit of the last 12 months was considered;

(2) Closing price of preferred and common shares at the end of the period / Book Value per share at the end of the period.

EVOLUTION OF SHARES TRADED AT B3

MARKETLETTER 1Q2020	35
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

ADR PROGRAMS

TABLE 29: NYSE, EBRN AND EBRB

Price and Volume	(US$) NYSE EBRN	(US$) NYSE EBRB
Closing Price on 03/31/2019	4.62	5.10
Maximum in the quarter	9.91	11.56
Average in the quarter	7.63	9.09
Minimum in the quarter	3.12	3.47

Variation in 1Q20	-50.5%	-46.3%
Change in the last 12 months	-50.4%	-47.0%
Average Daily Trading Volume 1Q20 (US$ million)	723.8	42.0

EVOLUTION OF SHARES TRADED IN ADR

MARKETLETTER 1Q2020	36
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Latibex – MADRID MARKET

TABLE 30: LATIBEX, XELTO E XELTB

Price and Volume	(€) LATIBEX XELTO	(€) LATIBEX XELTB
Closing Price on 12/31/2019	4.36	4.74
Maximum in the quarter	8.90	9.10
Average in the quarter	7.06	7.44
Minimum in the quarter	2.84	3.10

Variation in 2019	-47.2%	-43.6%
Change in the last 12 months	-48.1%	-45.8%
Average Daily Traded Volume 1Q20 (thousands of Euros)	0.4	0.1

EVOLUTION OF FOREIGN CURRENCIES

150
140
130
120
110
100
90
Real / US Dollar
Real / Euro
132
131
mar-19
abr-19
mai-19
jun-19
jul-19
ago-19
set-19
out-19
nov-19
dez-19
jan-20
fev-20
mar-20

Index number: 03/31/2019 = 100.
Source:Banco Central

MARKETLETTER 1Q2020	37
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Nº OF EMPLOYEES

parent company

TABLE 31: EMPLOYEES FOR WORKING TIME

Working time in the company (years)	4Q19	1Q20
Up until 5	25	29
6 to 10	291	238
11 to15	191	210
16 to 20	128	138
21 to 25	13	13
more than 25	91	62
Total	739	690

TABLE 32: EMPLOYEES BY FEDERATION STATE

Federation State	4Q19	1Q20
Rio de Janeiro	719	674
São Paulo	1	1
Brasília	19	15
Total	739	690

CONTRACTED / OUTSOURCED LABOR

TABLE 33: CONTRACTED / OUTSOURCED LABOR

1Q20
0

ROTATION INDEX (Holding)

TABLE 34: ROTATING INDEX HOLDING WITH PDC

1Q20
0.22%

MARKETLETTER 1Q2020	38
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

BALANCE SHEET (r$ thousand)

Asset	Parent Company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
CURRENT
Cash and cash equivalents	2,057	18,202	511,523	335,307
Restricted cash	3,319,932	3,227,536	3,319,932	3,227,536
Marketable securities	7,125,676	6,787,137	11,742,493	10,426,370
Customers	279,403	468,429	5,137,776	5,281,333
Financial assets - Concessions and Itaipu	0	0	6,281,844	5,927,964
Loans and financing	5,817,384	5,120,734	4,355,098	3,473,393
Asset contractual transmission	0	0	1,113,171	1,116,009
Equity Pay	3,575,812	3,592,503	246,926	299,899
Taxes to recover	157,120	807,150	1,004,815	1,474,662
Income tax and social contribution	1,057,173	309,033	2,298,965	2,382,899
Reimbursement rights	0	0	60,925	48,458
Warehouse	329	272	440,440	471,824
Nuclear fuel stock	0	0	553,097	538,827
Derivative financial instruments	0	138	83,675	140,543
Hydrological risk	0	0	8,361	13,590
Other	1,737,150	1,444,837	2,176,930	2,016,330
	23,072,036	21,775,971	39,335,971	37,174,944

Asset held for sale	1,434,279	1,546,250	3,397,757	3,543,519
	24,506,315	23,322,221	42,733,728	40,718,463

NON CURRENT
LONG-TERM
Reimbursement rights	5,423,156	5,382,834	5,455,869	5,415,547
Loans and financing	17,362,789	18,282,460	10,537,784	10,803,423
Customers	0	0	250,623	285,351
Marketable securities	378,428	374,601	378,770	407,071
Nuclear fuel stock	0	0	994,547	840,550
Taxes to recover	0	0	417,538	420,370
Current Income Tax and Social Contribution	0	0	542,466	463,451
Deferred income and social contribution taxes	4,222,098	4,168,575	6,921,400	6,891,416
Escrow deposits	0	0	13,793,619	13,744,276
Fuel Consumption Account - CCC	2,106,819	1,905,607	30,702,822	31,633,512
Financial assets - Concessions and Itaipu	0	0	87,941	151,315
Derivative financial instruments	1,005,148	774,468	187,256	181,257
Advances for future capital increase	0	0	171,885	179,879
Hydrological risk	1,638,760	1,222,393	1,638,760	1,222,393
Other	1,292,923	1,350,913	1,394,629	1,024,607
NON CURRENT	33,430,121	33,461,851	73,475,909	73,664,418
INVESTMENTS	73,102,763	75,637,776	28,929,664	29,112,919
Fixed assets net	252,675	255,947	32,912,292	33,315,874
INTANGIBLE	19,516	19,518	635,907	655,041
TOTAL NON-CURRENT ASSETS	106,805,075	109,375,092	135,953,772	136,748,252
TOTAL ASSETS	131,311,390	132,697,313	178,687,500	177,466,715

MARKETLETTER 1Q2020	39
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

(r$ thousand)

Liabilities and Equity	Parent Company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
CURRENT
Loans and financing	5,521,577	5,759,164	7,866,151	7,636,633
Debentures	98,762	33,159	154,603	78,527
Compulsory loan	14,778	15,156	14,778	15,156
Suppliers	731,375	494,133	3,014,621	3,095,469
Advances from customers	622,342	614,171	685,892	683,602
Taxes payable	99,353	201,516	1,466,441	1,575,658
Income tax and social contribution	0	0	1,584,082	2,532,732
Onerous contracts	0	0	3,913	3,913
Remuneration to shareholders	2,580,378	2,559,429	2,592,855	2,575,216
Financial liabilities - Concessions and Itaipu	471,181	703,114	0	0
Estimated liabilities	156,152	147,106	1,403,844	1,331,257
Reimbursement Obligations	1,827,911	1,796,753	1,827,911	1,796,753
Post-employment benefits	12,005	14,875	175,943	161,773
Provisions for contingencies	833,795	1,014,585	847,043	1,031,488
Regulatory charges	0	0	697,648	627,611
Lease	7,655	7,574	224,774	219,484
Derivative financial instruments	423	683	423	683
Liabilities associated with assets held for sale	31,429	89,553	394,269	579,394
	13,009,116	13,450,971	22,955,191	23,945,349

Liabilities associated with assets held for sale	0	0	1,666,172	1,692,708
	13,009,116	13,450,971	24,621,363	25,638,057

NON-CURRENT
Loans and financing	21,558,336	22,515,109	35,880,342	34,303,730
Suppliers	0	0	18,143	18,143
Debentures	5,019,280	5,011,069	6,663,312	5,880,751
Advances from customers	0	0	345,009	369,262
Compulsory loan	472,511	470,600	472,511	470,600
Obligation for asset retirement	0	0	3,162,945	3,129,379
Provisions for contingencies	16,579,316	16,924,171	24,002,644	24,214,938
Post-employment benefits	822,512	822,512	4,376,687	4,353,406
Provision for unsecured liabilities	0	119,223	2,731	0
Onerous contracts	0	0	361,934	361,934
Lease	54,002	55,928	936,765	987,705
Grants payable - Use of public goods	0	0	68,786	68,555
Advances for future capital increase	72,802	50,246	72,802	50,246
Derivative financial instruments	0	0	5,292	5,000
Regulatory charges	0	0	739,566	730,303
Taxes payable	0	0	234,784	239,959
Income tax and social contribution	509,193	628,904	3,671,571	3,978,754
Others	2,164,640	1,741,779	1,525,679	1,271,847
TOTAL NON-CURRENT LIABILITIES	47,252,592	48,339,541	82,541,503	80,434,512

EQUITY
Share capital	39,057,271	31,305,331	39,057,271	31,305,331
Capital reserves	13,867,170	13,867,170	13,867,170	13,867,170
Profit reserves	23,887,181	23,887,181	23,887,181	23,887,181
Advances for future capital increase	0	7,751,940	0	7,751,940
Other comprehensive income accumulated	-6,076,317	-5,904,821	-6,076,317	-5,904,821
Non controlling shareholdins	0	0	474,952	487,345
	314,377	0	314,377	0
TOTAL SHAREHOLDERS' EQUITY	71,049,682	70,906,801	71,524,634	71,394,146
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	131,311,390	132,697,313	178,687,500	177,466,715

MARKETLETTER 1Q2020	40
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

INCOME STATEMENT (r$ thousand)

	Parent Company		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
NET OPERATING REVENUE	-3,568	141,572	6,955,636	6,465,657
Operating costs
Energy purchased for resale	-3,659	-2,883	-646,220	-434,532
Charges upon use of electric network	0	0	-446,459	-209,673
Construction	0	0	-190,318	-115,044
Fuel for electricity production	0	0	-467,998	-530,003
NET OPERATING REVENUE	-7,227	138,689	5,204,641	5,176,405
Operating expenses
Personnel, Supllies and Services	-142,142	-165,792	-1,695,481	-1,823,196
Depreciation	-3,273	-3,394	-447,008	-407,265
Amortization	0	0	-22,257	-20,692
Donations and contributions	-24,337	-32,748	-50,289	-52,292
Operating Provisions /Reversals net	-75,841	-350,726	-446,852	-522,951
Investigation Findings	0	0	0	0
Others	-72,666	-30,265	-398,600	-170,583
	-318,259	-582,925	-3,060,487	-2,996,979
OPERATING INCOME BEFORE FINANCIAL RESULT	-325,486	-444,236	2,144,154	2,179,426
Financial result
Financial income
Income from interest, commissions and fees	410,723	588,637	226,554	245,863
Income from financial investments	478,215	57,783	557,821	125,312
Moratorium on electricity	617	126	54,971	61,108
Restatement Assets	150,028	314,651	177,909	260,825
Current foreign currency exchange rate variations	3,472,139	757,492	3,302,788	886,205
Payment of indemnities - Law 12,783 / 13	0	0	33	239,265
Regulatory asset update	0	0	0	0
Gains on derivatives	0	0	0	0
Other financial income	95,043	47,516	118,603	123,634
Financial expenses
Debt charges	-729,417	-489,346	-1,039,250	-693,710
Lease charges	-1,456	-1,617	-93,382	-84,710
Charges on shareholders' funds	-22,556	-58,603	-46,152	-92,871
Noncurrent Restatement	-103,737	-141,415	-128,154	-137,425
Noncurrent foreign currency exchange rate variations	-3,637,147	-729,705	-3,904,835	-823,524
Regulatory liability update	0	0	-337,266	-165,817
Losses on derivatives	0	0	-118,528	-18,230
Other financial expenses	-489,246	-111,399	-280,423	-262,049
	-376,794	234,120	-1,509,311	-336,124
INCOME BEFORE EQUITY	-702,280	-210,116	634,843	1,843,302
RESULTS OF EQUITY	1,002,437	1,989,002	164,223	160,094
OTHER REVENUE AND EXPENDITURE	0	0	25,042	183,222
OPERATING INCOME BEFORE TAXES	300,157	1,778,886	824,108	2,186,618
Current Income tax and social contribution	0	-158,558	-735,783	-1,059,368
Deferred Income Tax and Social Contribution	0	0	218,511	442,720
NET INCOME FROM CONTINUING OPERATIONS	300,157	1,620,328	306,836	1,569,970
SHARE ATTRIBUTED TO CONTROLLING	300,157	1,620,328	300,157	1,620,328
SHARE ATTRIBUTED TO NON-CONTROLLING	0	0	6,679	-50,358
DISCONTINUED OPERATION
NET LOSS OF OPERATING TAXES DISCONTINUED	0	-222,616	0	-222,616
NET INCOME OF THE FINANCIAL YEAR	300,157	1,397,712	306,836	1,347,354

MARKETLETTER 1Q2020	41
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

cash flow statement (r$ thousand)

	Parent		Consolidated
	03.31.20	12.31.19	03.31.20	12.31.19
Operating Activities
Income before income tax and social contribution	300,157	1,778,886	824,108	2,186,618
Adjustments to reconcile income to cash provided by operations:	0	0	0	0
Depreciation and amortization	3,273	3,394	469,265	427,957
Net foreign exchange rate variations	118,717	-201,023	552,292	-186,078
Financial charges	342,706	-39,071	952,230	625,428
Financial asset revenue	0	0	-199,782	-196,017
Construction Revenue	0	0	-152,713	-115,758
Equivalence equity results	-1,002,437	-1,989,002	-164,223	-160,094
Result on disposal of equity interests	0	0	-25,042	-183,222
RBSE Revenue	0	0	-1,016,199	-926,665
Provision (reversal) for short-term liabilities	0	0	0	0
Provision (reversal) for doubtful accounts	0	0	0	0
Provision (reversal) for contingencies	0	0	0	0
Provision (reversal) for impairment of assets	0	0	0	0
Provision (reversal) for onerous contract	0	0	0	0
Provision (reversal) for losses on investments	0	0	0	0
TRFH – (Pará rate)	0	0	0	0
Provision (reversa operationsl)	75,841	350,726	446,852	522,951
Non-controlling interest	0	0	-10,136	76,298
Financial instruments - derivatives	0	0	118,528	18,230
Others	-89,445	-73,022	11,899	-83,095
	-551,345	-1,947,998	982,971	-180,065
(Increases) / decreases in operating assets
Customers	0	20,441	-10,741	82,362
Marketable securities	-338,539	-55,777	-1,283,995	-820,131
Reimbursement rights	-40,322	-21,524	-52,789	-799,309
Warehouse	-57	-23	31,384	-17,496
Nuclear fuel stock	0	0	-168,267	9,410
Financial assets - Itaipu and public service concessions	-433,145	-82,768	-433,145	-82,768
Assets held for sale	94,459	-27,405	128,250	24,181
Hydrological risk	0	0	13,223	107,654
Credits with subsidiaries - CCD	0	0	0	0
Others	-284,977	-397,674	827,360	-380,760
	-1,002,580	-564,731	-948,719	-1,876,858
Increase / (decrease) in operating liabilities
Suppliers	188,143	-23,847	-129,947	-500,795
Advances from customers	0	0	-30,134	-16,828
Lease	1,456	68,969	93,801	300,947
Estimated liabilities	9,046	-25,985	57,252	-319,943
indemnification obligations	0	0	0	0
Sectorial charges	0	0	79,300	-11,619
Liabilities associated with assets held for sale	0	186,722	-26,536	186,722
Accounts payable with subsidiaries	0	0	0	0
Other	316,776	25,298	-1,112,335	268,595
	515,421	231,156	-1,068,599	-92,921

Payment of financial charges	-187,983	-237,669	-566,344	-740,160
Revenue of RAP and indemnities	0	0	1,991,912	1,505,901
Financial asset revenues	0	0	0	0
Revenue of financial charges	412,218	420,801	240,004	353,541

MARKETLETTER 1Q2020	42
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

Payment of income tax and social contribution	-71,152	-55,514	-1,150,712	-666,400
Refinancing payment of taxes and contributions - principal	0	0	0	0
Revenue of remuneration for investments in equity interests	156,847	7,044	158,371	20,371
Supplementary pension payment	-2,870	-7,359	-56,688	-44,400
Payment of legal contingencies	-463,992	-390,374	-471,265	-392,946
Bonds and related deposits	-54,066	-49,473	-52,570	-54,664
Net cash provided by (used in) operating activities of continuing operations	-949,345	-815,232	-117,531	18,017
Net cash provided by (used in) operating activities of discontinued operations	0	0	0	-379,997
Net cash provided by (used in) operating activities	-949,345	-815,232	-117,531	-361,980

Financing activities
Loans and financing	5,193,319	0	6,119,567	630,181
Payment of loans and financing - Main	-5,863,325	-568,789	-6,321,568	-1,400,747
Payment of shareholders remuneration	0	-132	0	-132
Advanced receivalbe for future capital increase	0	0	0	0
Payment of finance leases	-3,301	0	-139,451	0
Others	0	0	5,393	-10,103
Net cash provided by (used in) financing activities from continuing operations	-673,308	-568,921	-336,060	-780,801
Net cash provided by (used in) financing activities of discontinued operations	0	0	0	414,724
Net cash provided by (used in) financing activities	-673,308	-568,921	-336,060	-366,077

Investing activities
Lending and financing	0	0	0	0
loans and financing receivables	0	-230,807	0	0
Acquisition of fixed assets	1,819,051	1,766,714	855,972	1,524,906
Acquisition of intangible assets	0	-69	-178,009	-203,142
Acquisition / capital investment in equity	0	-53	-15,611	-6,401
Advance concession for future capital increase	0	-6,860	-25,250	-133,734
Investment sale in shareholdings	-230,055	-107,230	-6,000	-5,373
Net cash flow in the acquisition of investees	17,512	0	17,512	0
Other	0	0	0	0
Net cash provided by (used in) investing activities from continuing operations	0	0	-18,807	-65,394
Net cash provided by (used in) investment activities of discontinued operations	1,606,508	1,421,695	629,807	1,110,862
Net cash provided by (used in) investing activities	0	0	0	6,337

Increase (decrease) in cash and cash equivalents	-16,145	37,542	176,216	389,142

Cash and cash equivalents at the beginning of the financial year	18,202	47,400	335,307	583,352
Cash and cash equivalents at the end of the financial year	2,057	84,942	511,523	931,430
Increase (decrease) in cash and cash equivalents	0	0	0	41,064
	-16,145	37,542	176,216	389,142

MARKETLETTER 1Q2020	43
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.